December 15, 2021TSX: SAM

Starcore Reports Q2 Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) has filed the results for the second quarter ended October 31, 2021 for the Company and its mining operations in Queretaro, Mexico. The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed on the Company's website at www.starcore.com, or SEDAR at www.sedar.com.  All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

“We continue to build our cash and working capital while undertaking exploration activities on our existing and newly acquired Opodepe claims” reported Robert Eadie, CEO and President of the Company. “In addition to this, we are actively expanding our exploration at the San Martin mine and solidifying our resource to ensure the continued life of the mine.”

Financial Highlights for the three-month period ended October 31, 2021 (unaudited):

•	Cash and short-term investments on hand is $5.9 million at October 31, 2021;
•	Gold and silver sales of $6.7 million;
•	Earnings from mining operations of $1.4;
•	Loss of $0.3 million, or ($0.00) per share;
•	EBITDA(1) of $2.9 million for the six month period ended October 31, 2021.

The following table contains selected highlights from the Company’s unaudited consolidated statement of operations for the three and six months ended October 31, 2021 and 2020:

(in thousands of Canadian dollars) (Unaudited)	Three Months ended October 31,		Six Months ended October 31,
	2021	2020	2021	2020
Revenues	$6,672	$6,972	$12,833	$15,062
Cost of Sales	(5,306)	(4,747)	(9,903)	(9,911)
Earnings (Loss) from mining operations and toll processing	1,366	2,225	2,930	5,151
Administrative expenses, interest and foreign exchange	(1,240)	(865)	(1,750)	(2,180)
Unrealized loss on investment	(205)	-	(205)	-
Loss on Toiyabe	-	-	(39)	-
Income tax - deferred (expense) recovery	(239)	92	(319)	145
Net income (Loss)	$(318)	$1,452	$617	$3,116
(i) Income (Loss) per share – basic	$(0.00)	$0.03	$0.02	$0.06
(ii) Income (Loss) per share – diluted	$(0.00)	$0.03	$0.02	$0.06

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website:  www.starcore.com

Reconciliation of Net income to EBITDA(1)
For the six months ended October 31,	2021	2020
Net income (loss)	$617	$3,116
Loss on sale of exploration property	39	-
Unrealized loss on investment	205	-
Income tax expense (recovery)	319	(145)
Interest	-	24
Depreciation and depletion	1,702	2,107
EBITDA	$2,882	$5,102
EBITDA MARGIN(2)	22.5%	33.9%
(1)

EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

(2)

EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

Production Highlights for the three month period ended October 31, 2021:

•	Equivalent gold production of 2,782 ounces;
•	Mine operating cash cost of US$1,225/EqOz;
•	All-in sustaining costs of US$1,580/EqOz for the six months ended October 31, 2021.

The following table is a summary of mine production statistics for the San Martin mine for the three and six months ended October 31, 2021 and for the previous year ended April 30, 2021:

		Actual Results for
	Unit of measure	3 months ended October 31, 2021	6 months ended October 31, 2021	12 months ended April 30, 2021
Mine Production of Gold in Dore	thousand ounces	2.5	5.1	10.5
Mine Production of Silver in Dore	thousand ounces	22.6	42.3	103.4
Gold equivalent ounces	thousand ounces	2.8	5.7	11.8

Silver to Gold equivalency ratio		75.2	71.7	78.3
Mine Gold grade	grams/tonne	1.58	1.61	1.63
Mine Silver grade	grams/tonne	22.7	21.8	24.7
Mine Gold recovery	percent	87.8%	88.1%	88.4%
Mine Silver recovery	percent	52.9%	52.6%	57.0%
Milled	thousands of tonnes	56.0	112.3	225.5
Mine operating cash cost per tonne milled	US dollars/tonne	61	61	55
Mine operating cash cost per equivalent ounce	US dollars/ounce	1,225	1,200	1,056

Salvador Garcia, P. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

GARY ARCA	EVAN EADIE

Telephone: (604) 602-4935 Investor Relations
Facsimile: 1-604-602-4936Telephone: (604) 602-4935 x 203

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.